November 19, 2019

Gerard Michel
Principal Financial Officer
Vericel Corp
64 Sidney Street
Cambridge, MA 02139

       Re: Vericel Corp
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 26, 2019
           File No. 001-35280

Dear Mr. Michel:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences